Exhibit 99


          ENDESA Announces San Roque -400 MW- and Besos -400
                  MW- CCGT's First Year Anniversary


    NEW YORK--(BUSINESS WIRE)--Aug. 4, 2003--ENDESA's (NYSE: ELE)

    -- Since their start up, the two power plants have supplied more than 3,100 GWh and have accumulated more than 10,000 hours in operation.

    -- Reliability of these generators during the first six months of 2003 has been higher than 99%, meeting their goal of ensuring power supply to the National Grid.

    ENDESA's (NYSE: ELE) 400 MW CCGT's in San Roque (Cadiz) and San Adrian del Besos (Barcelona) turned one year since they started commercial operations in the mainland electricity market.
    During their first year, the power plants have supplied the national grid with more than 3,100 GWh and have accumulated more than 10,000 hours in operation. Moreover, the reliability of these generators during the first six months of 2003 has been higher than 99%, meeting their goal of ensuring power supply to the National Grid.
    These power plants, which use natural gas as their main fuel and gas-oil as their alternative fuel, use the latest technology. This enables ENDESA to reach efficiency levels of 57% as well as significantly lower level of emissions than requested by the current legislation.
    During the latest scheduled revision concluded in June, the gas turbine GT26 was updated with the latest technology by ALSTOM, increasing its capacity by more than 20MWh, well above the values initially expected.
    These are ENDESA's first CCGT's in Spain even though it has other CCGT's running commercial operations in Argentina since 2001. Moreover, ENDESA is finishing the start up of its new 400 MW CCGT in Tarragona. This power plant will generate a 7% of total power demand in the Catalonia region.



    CONTACT: ENDESA
             North America Investor Relations Office
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es